United States securities and exchange commission logo





                              September 9, 2021

       Justin Gonzalez
       Chief Executive Officer
       Boon Industries, Inc.
       110 Spring Hill Road #16
       Grass Valley, CA 95945

                                                        Re: Boon Industries,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 12,
2021
                                                            File No. 000-56325

       Dear Mr. Gonzalez:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed August 12, 2021

       Overview, page 3

   1.                                                   Please include
disclosure regarding sources and availability of raw materials required by your business. Please
see Item 1 of Form 10 and Item 101(h)(4)(v) of Regulation S-K.
   2. We note your identification of an exclusive distribution agreement with C Group, Inc. on page F-28. Please
expand your disclosure to describe the material terms of the distribution agreement and file the
agreement as an exhibit.
   3. Please provide a discussion of your current intellectual property rights, including the duration of such
rights. See Item 1 of Form 10 and Item 101(h)(4)(vii) of Regulation S-K.
   4. We note your disclosure that you have been able to develop "unique" chemical solutions for the the
agricultural, food and beverage, hospitality, and medical industries, that your product has a
"non-toxic yet highly-effective dynamic," and that your product line is based on "protecting
the health of people and the environment" with an "eco-friendly
 Justin Gonzalez
FirstName LastNameJustin  Gonzalez
Boon Industries, Inc.
Comapany 9,
September  NameBoon
             2021     Industries, Inc.
September
Page  2   9, 2021 Page 2
FirstName LastName
         chlorine dioxide solution." Please elaborate how your chemical solutions are unique in their respective industries and provide independent, objective support for your claims that the chlorine dioxide solution is non-toxic, highly-effective, and eco-friendly and that your product line protects the health of people and the environment.
5.       Please elaborate what    white label    means in terms of the products
that you manufacture
         for the food and beverage industry.
Item 1. Business
Government Regulation, page 6

6. We note your statement on page 7 that you believe that DiOx+ meets all the List N designation criteria. These criteria include various demonstrations of efficacy against
         COVID or other pathogens. Please provide support for your belief that DiOx+ meets all of the List N designation criteria by including the testing required by the EPA, the testing conducted for DiOx+, and the objective results of the testing.
7. On page 7, we note your belief that compared to your competitors, your DiOx+ product offers a "superior, more concentrated formulation, that will expand use applications and allow us to penetrate markets not currently occupied by our competitors." Please revise your disclosure to provide support for this belief.
Interim Financial Statements
Note 1 - Basis Of Presentation And Summary Of Significant Accounting Policies, page F-6

8. Please revise to include a statement in the notes to the financial statements disclosing that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary in order to make the financial statements not misleading. See
         Instruction 2 to Rule 8-03 of Regulation S-X.
Note 4 - Convertible Notes Payable, page F-9

9. Please indicate whether the two notes with 2020 due dates are in default.
Note 10 - Commitments and Contingencies , page F-14

10. Please provide the lease for the product production and water bottling facility in Grants
         Pass, Oregon as an exhibit to the registration statement or explain our explain why you believe it is not required. See Item 15(b) of Form 10 and Item 601(b)(10) of Regulation S-
         K.
Note 11 - Subsequent Events, page F-14

11. Please expand your disclosure regarding the Contractor Agreement with Daren Correll, the Exclusive Technology License Agreement with Eaucentrix LLC, and the Service
         Agreement with Integrity Media, Inc. to describe the material terms of each such agreement, including each party's rights and obligations under each such agreement, the
 Justin Gonzalez
FirstName LastNameJustin  Gonzalez
Boon Industries, Inc.
Comapany 9,
September  NameBoon
             2021     Industries, Inc.
September
Page  3   9, 2021 Page 3
FirstName LastName
         duration of each agreement, and termination provisions. Please also file the agreements as exhibits or explain why you believe it is not required. See Item 15(b) of Form 10 and Item
         601(b)(10) of Regulation S-K.
Statement of Operations, page F-18

12. Please revise to round your net loss per common share to the nearest cent throughout your document.
Note 1 - Basis of Presentation and Summary of Significant Accounting Policies, page F-21

13.      Please revise your disclosure to:
             Describe in full detail your accounting for the Holding Company Merger and the
             Asset Purchase Agreement, including related amounts, as referred to on page 3;
             Explain the basis for your accounting for the Holding Company Merger and the Asset
             Purchase Agreement;
             Provide any disclosures required by ASC 805 related to these merger transactions;
             Describe the $3.6 million "parent subsidiary formation" transaction referred to in the statement of cash flows. In addition, explain to us how you determined this amount is cash flows from investing activities. Refer to ASC 203-10-45-11 and 45-12; and
             Identify the entity whose financial statements constitute these financial statements prior to March 2, 2020.
14. Please have your auditor explain how they considered AS 3101.18(d) and whether explanatory language is required in the auditor's report due to any of the merger transactions described on page 3.
15. Please include in the notes to the financial statements your revenue recognition accounting policy and any disclosures required by ASC 606.
16. Please revise to disclose the recent accounting pronouncements which impact the
         Company.
Annual Financial Statements
Note 2 - Going Concern, page F-23

17. You disclose that you do not have sufficient cash to fund your desired research and development objectives for your augmented/virtual reality product development for the next 12 months. Please revise this disclosure here and on page F-8 as this is not how you have described your business plan elsewhere in the filing.
Note 4 - Convertible Notes Payavle, page F-24

18. Please provide us your determination of whether ASC 815-15 requires bifurcation of the conversion features of your convertible notes payable and revise the disclosure to include your accounting policy. In addition, please revise your disclosure to explain the pertinent terms of these conversion features for each notes payable.
 Justin Gonzalez
Boon Industries, Inc.
September 9, 2021
Page 4
19. You disclose that certain notes under Note 4 and Note 6 are in default. Please additionally disclose any material consequences from these defaults and whether any of your other notes contain cross default provisions.
Note 7 - Preferred Stock, page F-27

20. Please provide us your determination of whether ASC 815-15 requires bifurcation of the conversion features of your convertible preferred stock and revise the disclosure to include your accounting policy. In addition, please provide in the filing all of the disclosures required by ASC 505-10-50, as applicable.
Note 10 - Commitments and Contingencies , page F-28

21. Please disclose your accounting for the 300,000 shares of preferred stock, valued at
         $3,000,000, issued on May 13, 2020 to Anthony Super and the material terms of the related distribution agreement with C Group, Inc. In addition, clarify why the issuance of these shares do not appear to be reflected on the statement of stockholders' equity
         (deficit). Please clarify if this transaction relates to the share-based compensation increase disclosed on page 8 and if so how it is reflected on the statement of cash flows.
General

22. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10
FirstName LastNameJustin Gonzalez
       registration statement to prevent it from becoming effective and, as applicable, file a new
Comapany
       FormNameBoon       Industries,
              10 registration  at suchInc.
                                       time as you are able to respond to any
remaining issues or
       comments.
September   9, 2021 Page 4
FirstName LastName
 Justin Gonzalez
FirstName LastNameJustin  Gonzalez
Boon Industries, Inc.
Comapany 9,
September  NameBoon
             2021     Industries, Inc.
September
Page  5   9, 2021 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Fay at 202-551-3812 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Tim Buchmiller at 202-551-3635 with any other questions.




                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Zev M. Bomrind, Esq.